

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

<u>Via E-mail</u>
Mr. Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Rd
Sandown, Sandton 2196
South Africa

  Re: Gold Fields Limited
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed April 5, 2017
    File No. 001-31318

Dear Mr. Holland:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Rufus Decker

        Rufus Decker
        Accounting Branch Chief
        Office of Beverages, Apparel and Mining